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                          February 24, 2022

       Paula Brown Stafford
       Chairman, President and Chief Executive Officer
       Novan, Inc.
       4020 Stirrup Creek Drive, Suite 110
       Durham, NC 27703

                                                        Re: Novan, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 18,
2022
                                                            File No. 333-262865

       Dear Ms. Stafford:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              James Jolley, Esq.